Steven P. Rasche
Chief Financial Officer
314-342-3348

May 9, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 26, 2013
Form 10-Q for the Quarter Ended March 31, 2014
Response dated April 17, 2014
File No. 001-16681

Dear Ms. Thompson,

The Laclede Group, Inc. (“Laclede”, the “Company”, “we”, “us”, or “our”) has received your May 5, 2014 letter on behalf of the Securities and Exchange Commission Division of Corporation Finance, regarding requesting additional comments from our response letter dated April 17, 2014.

Form 10-K for the Fiscal Year Ended September 30, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2013 vs. 2012

Gas Marketing, page 32

1.
We note your response to comment 3 in our letter dated April 1, 2014. Based on the revenue information provided on page 87 and your Form 10-Q for the interim period ended March 31, 2014, intersegment revenues in the Gas Marketing segment represented 4.1% of its revenue during fiscal 2012, 12.8% in fiscal 2013, and 30.1% during the first two quarters of fiscal 2014. You state in your response that intersegment volumes represented 3% of the Gas Marketing segment’s total volume in fiscal 2012 and 5% in fiscal 2013. Please tell us what caused the significant increase in the percentage of revenues that intersegment revenues represent during these periods, your perceived impact of these sales on the profitability of the segment, and why you believe this information is or is not useful in understanding the Gas Marketing segment’s results of operations before eliminations. In your response, please specifically address the aforementioned intercompany sales percentage during each period presented.

Ms. Jennifer Thompson
May 9, 2014

Response:

The percentage of intersegment sales increased to 30.1% in 2014 from 12.8% in 2013 due principally to changing market conditions that included significantly colder winter weather and the ongoing consolidation in the natural gas supply marketplace, due to generally lower price volatility and increased regulatory oversight. As a result:

•	Gas Marketing was able to competitively bid for and win a higher volume of contracted term sales to the Gas Utility (approximately 7.0 Bcf) as compared to 2013 (approximately 2.1 Bcf).

•	The per-unit price of intersegment sales was higher in 2014 as compared to 2013, with the average price per Bcf increasing by approximately 23%.

The percentage of intersegment sales increased to 12.8% in 2013 from 4.1% in 2012 due to:

•	Gas Marketing intersegment volumes increased from 5.5 Bcf in 2012 to 9.7 Bcf in 2013.

•
An increase in the wholesale purchase and sales transactions volume reported on a net basis (instead of a gross basis). In 2012, approximately 47%, of Gas Marketing’s overall sales transactions were recorded on a gross basis. In 2013, that percentage dropped to 13%, as a majority of transactions were recorded net due to changing market conditions disclosed at that time. However, since Gas Marketing sales to the Gas Utility generally result in physical delivery, a majority of these intersegment transactions continued to be recorded on a gross basis over both periods. As a result, intersegment revenue dollars increased as a percentage of the total revenue dollars due to the reduction in total third party revenue dollars (a smaller overall pie), offset in part by an overall increase in third-party volumes of 9% during this same time period.

Gas Marketing does not realize a different operating margin on its intersegment revenues than on its revenues from external customers. All transactions with the Gas Utility are subject to competitive bid or benchmarked against prevailing market price, and, as a result, margins are equivalent to the remainder of Gas Marketing’s third-party business in any given time period. As the Company does not calculate or track the margins by customer, it does not believe this information is useful to the reader.

Form 10-Q for the Quarter Ended March 31, 2014
Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 43

2.
We note your disclosure that your assessment of the effectiveness of disclosure controls and procedures does not include MGE as the acquisition of MGE occurred during the last twelve months, which is an exclusion in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from your scope in the year following an acquisition. We have the following comments:

Ms. Jennifer Thompson
May 9, 2014

•	Please provide us with the general guidance you are referring to that permits the exclusion of recently acquired businesses from the scope of your assessment of disclosure controls and procedures.

•
We note that your conclusion regarding the effectiveness of disclosure controls and procedures on page 93 of your Form 10-K for the fiscal year ended September 30, 2013 did not contain any scope limitations. As the acquisition of MGE occurred prior to your September 30, 2013 evaluation date, please explain in detail what, if anything, changed between this evaluation and the evaluation performed as of March 31, 2014 disclosed in your Form 10-Q that required you to specifically identify the MGE scope limitation.

•
While no scope limitation was included in your September 30, 2013 conclusion regarding the effectiveness of disclosure controls and procedures, please specifically tell us whether your September 30, 2013 conclusion contained scope limitations consistent with those disclosed in your December 31, 2013 and March 31, 2014 conclusions contained in the respective Forms 10-Q.

Response:

The general guidance relied upon by the Company that permits the exclusion of recently acquired businesses from the scope of your assessment of disclosure controls and procedures is Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K updated May 17, 2013 (“CDI 214”), which provides that:

“As discussed in Question and Answer 3 (FAQ 3) of “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports - Frequently Asked Questions (revised Sept. 24, 2007),” issued by the Office of the Chief Accountant and the Division of Corporation Finance, under limited and specified circumstances, the staff will not object to management excluding an acquired business from management’s assessment of the registrant’s internal control over financial reporting. FAQ 3 relates only to omitting an assessment of an acquired business’s internal control over financial reporting from the assessment of the registrant’s internal control over financial reporting from the assessment of the registrant’s internal control over financial reporting. By its terms, it does not address management’s evaluation of disclosure controls and procedures. In light of the overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, in those situations in which a registrant may properly rely on FAQ 3, management’s evaluation of disclosure controls and procedures may exclude an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting. In addition, consistent with FAQ 3, we would expect the registrant to indicate the significance of the acquired business to the registrant’s consolidated financial statements.”

The Company respectfully advises the SEC Staff that there were no changes in the scope of the evaluation of the effectiveness of disclosure controls and procedures performed as of September 30, 2013 and the scope of the evaluation of the effectiveness of disclosure controls and procedures performed as of December 31, 2013 and March 31, 2014. Although we did not specifically state a scope limitation regarding the effectiveness of disclosure controls and procedures in our Form 10-K, the

Ms. Jennifer Thompson
May 9, 2014

assessment of our disclosure controls and procedures for the period ended September 30, 2013 was limited in scope, consistent with our assessments in our subsequent Forms 10-Q filed with the SEC for the periods ended December 31, 2013 and March 31, 2014. In this regard, given the disclosure regarding the MGE exclusion contained in the internal control over financial reporting assessment noted in “The Management Report on Internal Control Over Financial Reporting” contained on page 46 of the Form 10-K for the fiscal year ended September 30, 2013, separate disclosure was not included in the disclosure of our assessment of disclosure controls and procedures. This was based on the overlap between our internal control over financial reporting and our disclosure controls and procedures, which was the basis for excluding MGE from the assessment of our disclosure controls and procedures, which we believe is consistent with the guidance provided in CDI 214 and FAQ 3.

As a result, we believe that our conclusion regarding the effectiveness of disclosure controls and procedures on page 93 of our Form 10-K for the fiscal year ended September 30, 2013 was complete and correctly stated, because we referred the reader at the bottom of page 93 of the Form 10-K to “The Management Report on Internal Control Over Financial Reporting”, as included under Item 8 contained a full explanation of the MGE exclusion, including the materiality of the MGE business to The Laclede Group, Inc.’s consolidated financial statements as of September 30, 2013.

Because “The Management Report on Internal Control Over Financial Reporting” is not required in Forms 10-Q, management considered it appropriate, and in the spirit of full disclosure to the reader, to disclose the MGE scope limitation in Item 4. Controls and Procedures, under the “Disclosure Controls and Procedures” subheading, per the guidance described above in response to question 2.

Although the Company views its disclosure regarding the effectiveness of disclosure controls and procedures in the Company’s Form 10-K and subsequent Forms 10-Q filed with the SEC for the periods ended December 31, 2013 and March 31, 2014 as being complete and correctly stated, in order to more consistently disclose the extent of the MGE scope limitation in connection with the assessment of the company’s disclosure controls and procedures as the periods ended September 31, 2013, December 31, 2013 and March 31, 2014, the Company will file amendments to such Form 10-K and Forms 10-Q to restate the disclosures required by Item 307 of Regulation S-K as follows:

Form 10-K:
Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. SEC guidance permits the exclusion of an evaluation of the effectiveness of a registrant's disclosure controls and procedures as they relate to the internal control over financial reporting for an acquired business during the first year following such acquisition. As discussed in Note 2, Acquisition of MGE in the Notes to Consolidated Financial Statements contained in this report, the Company completed the acquisition of Missouri Gas Energy (“MGE”) on September 3, 2013. MGE’s financial statements constitute 50 percent and 36 percent of net and total assets, respectively, 2 percent of revenues,

Ms. Jennifer Thompson
May 9, 2014

and 3 percent of net income, of the consolidated financial statement amounts as of and for the year ended September 30, 2013. Management's evaluation and conclusion as to the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2013 excludes any evaluation of the internal control over financial reporting of MGE.

Forms 10-Q:
Item 4. Controls and Procedures
Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

SEC guidance permits the exclusion of an evaluation of the effectiveness of a registrant's disclosure controls and procedures as they relate to the internal control over financial reporting for an acquired business during the first year following such acquisition. Effective September 1, 2013, we acquired Missouri Gas Energy (“MGE”). Management's evaluation and conclusion as to the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report excludes any evaluation of the internal control over financial reporting of MGE.

Changes in Internal Control over Financial Reporting, page 43

3.
We note your disclosure regarding your evaluation and implementation of changes to processes, policies and other components of internal control relating to MGE’s acquisition. We also note your disclosure on page 93 of your Form 10-K for the fiscal year ended September 30, 2013 did not make reference to these evaluations and implementations related to MGE. Please tell us whether you believe your acquisition of MGE resulted in any changes that materially affected your internal control over financial reporting during the fourth quarter of the fiscal year ended September 30, 2013, and whether you believe your disclosure reflects the underlying facts and circumstances.

Response:

We respectfully advise the SEC Staff that there were no changes in our internal control over financial reporting related to the acquisition of MGE during the fourth quarter of the fiscal year ended September 30, 2013, that materially affected or were reasonably likely to materially affect our internal control over financial reporting during that quarter. As we had just recently acquired the MGE business on September 3, 2013, management was unable to conduct an assessment of the acquired business’ internal control over financial reporting due to the timing of the acquisition in relation to the date of management’s assessment. Accordingly, management excluded MGE from its assessment of the effectiveness of The Laclede Group, Inc.’s internal control over financial reporting as of September 30,

Ms. Jennifer Thompson
May 9, 2014

2013, as permitted by FAQ 3 and as described in Item 8. “The Management Report on Internal Control Over Financial Reporting” on page 46 of the Form 10-K, to which the reader is referred to on the bottom of page 93 of the Form 10-K. The referenced “Management Report on Internal Control Over Financial Reporting” described the exclusion of the MGE business in the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2013.

Respectfully submitted,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

Cc:     Sondra Brown, The Laclede Group, Inc.
Mary Kullman, The Laclede Group, Inc.
Jarrett Torno, SEC
Andrew Blume, SEC

Ms. Jennifer Thompson
May 9, 2014

Attachment:
Regulation S-K
Last Update: May 17, 2013

These Compliance & Disclosure Interpretations ("C&DIs") comprise the Division's interpretations of Regulation S-K. They replace the interpretations of Regulation S-K and Regulation S-B published in:

the July 1997 Manual of Publicly Available Telephone Interpretations;
the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations;
the November 2000 Current Issues and Rulemaking Projects Outline;
the 2007 C&DIs on Items 201, 402, 403, 404 and 407; and
the March 2008 C&DIs on smaller reporting companies.

The bracketed date following each C&DI is the latest date of publication or revision. A number of new C&DIs have been added. For C&DIs relating to Items 201, 402, 403, 404 and 407, as well as to smaller reporting companies, unless the C&DI has been revised or is a new C&DI, the bracketed date is the date on which the C&DI was last published in the sources noted above. All other C&DIs have been reviewed and, if necessary, updated, and are now republished as of July 3, 2008.

QUESTIONS AND ANSWERS OF GENERAL APPLICABILITY

Section 214. Item 307 - Disclosure Controls and Procedures
214.01 As discussed in Question and Answer 3 (FAQ 3) of "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports - Frequently Asked Questions (revised Sept. 24, 2007)," issued by the Office of the Chief Accountant and the Division of Corporation Finance, under limited and specified circumstances, the staff will not object to management excluding an acquired business from management's assessment of the registrant's internal control over financial reporting. FAQ 3 relates only to omitting an assessment of an acquired business's internal control over financial reporting from the assessment of the registrant's internal control over financial reporting. By its terms, it does not address management's evaluation of disclosure controls and procedures. In light of the overlap between a company's disclosure controls and procedures and its internal control over financial reporting, in those situations in which a registrant may properly rely on FAQ 3, management's evaluation of disclosure controls and procedures may exclude an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting. In addition, consistent with FAQ 3, we would expect the registrant to indicate the significance of the acquired business to the registrant's consolidated financial statements. [July 3, 2008]